U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                           FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS


Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     3 E INTERNATIONAL CORP.
                     -----------------------
  (Name of Small Business Issuer as specified in its charter)


         DELAWARE                                      98-0214095
-------------------------------                    -------------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation or organization)                     Identification No.)

79 Barbara Crescent, Kitchener, Ontario, Canada              N2M-4N3
----------------------------------------------------------------------
(Address of principal executive offices)                   (Zip Code)


Issuer's telephone number, including area code         (519) 743-8153
                                                       --------------

Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered
-------------------                ------------------------------

     Common                        ______________________________
___________________                ______________________________


Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK
                        ----------------
                        (Title of class)

                        ________________
                        (Title of class)

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

The Company

 Port Development Corp.(the "Company") was incorporated under the laws of the State of Delaware on April 1, 1998. On November 24, 1998 the Company amended its Articles of Incorporation to officially change its name from Port Development Corp. to 3 E International Corp. and had a 1:7 reverse stock split in which seven existing shares were exchanged for one new share, reducing the total shares outstanding from 11,553,100 shares to 1,651,201 shares.

3 E International Limited (the "Ghana Subsidiary") was incorporated under the Companies Code of the Republic of Ghana on November 7, 1997. On November 24, 1998, the Company exchanged 1,285,000 of its common shares for 100% of the outstanding shares of 3 E International Limited. As a result of this transaction, the Ghana Subsidiary is now a wholly owned subsidiary of the Company. All references to the operations of the Company refer to the operations of the Company and the Ghana Subsidiary.

Mr. Murray Stark is the President and Chief Executive Officer of the Company, Mr. R.E. Fyn is its Vice President and Treasurer and Mr. Emmanuel Ashitei is its Operations Manager. The Company's principal offices are located at 79 Barbara Crescent, Kitchener, Ontario, Canada N2M 4N3 and its telephone number is (519) 743-8153. All references to the operations of the Company refer to the operations of the Company and the Ghana Subsidiary.

The Company has voluntarily elected to file this Form 10-SB. The Company thereby intends to facilitate the trading of its common stock pursuant to Section 15(c) of the Securities Exchange Act of 1934 (the
"Exchange Act") and Rule 15c2-11 promulgated thereunder. If the Company's obligation to file reports pursuant to the Exchange Act is suspended, the Company has not yet determined whether or not it will voluntarily file those reports.

The Business

At the present time, the Company does not provide any product or services. Oct. 12, 1998, the Company was granted a License for Transmission of MMDS Telecommunications by the Ghana Frequency
Registration and Control Board of the National Communication Authority of the Republic of Ghana on (the "MMDS License".) See "MMDS
Telecommunications License."

Under the MMDS License, the Company, through the Ghana Subsidiary, intends to operate a 25 - 30 channel multi-channel multipoint distribution system ("MMDS") to broadcast television using 20 watt transmitters operating from a broadcasting tower located in the city of Accra, Ghana. Such system will be fully expandable to 99 channels or more when required. The Company intends to offer educational as well as entertainment programming to its subscribers. The service will be provided for greater Accra with expansion to other centers in Ghana expected in the near future and is expected to be operational in Accra by March 1, 2000. Ultimately, the Company intends to manufacture the decoder boxes and wiring harnesses used by the subscribers. Once established in Ghana, the Company plans to extend its operations to other countries in Africa.

As part of the television operations, the Company intends to provide a working studio for the development and showcasing of local talent and provide the local education system with 2-3 channels for classroom instruction, which, when these channels are not in use for formal education, they could be used for community programming. The Company is currently negotiating for the purchase of a television transmission company in Accra for the Company's common stock, which will include the purchase of all of the necessary studio equipment. There is no assurance that the Company will be able to purchase the television transmission company and if it can, that the Company will be able to obtain the necessary funds to operate it.

Once television operations are underway, the Company intends to expand into providing subscribers with telephone, internet, teleconferencing and surveillance capabilities. In order to provide telephone and internet services, the Company will require special licenses, which management feels will be issued to the Company after the Company commences its television operations. There is no assurance that such licenses will be able to be obtained from the government by the Company and if they are, that the Company will be able to obtain the necessary funds to provide telephone and Internet services.


Market for Television Programming in Ghana and Competition

The Company has chosen Ghana as its base in Africa because of its location, infrastructure and its relative stability. Accra, the capital and the largest city in Ghana with a current growing population of approximately 2.5 - 3 million people, is situated in southeastern Ghana on the Gulf of Guinea. A sprawling city, it is an important commercial, manufacturing and communications center and is the site of an international airport and the focus of the country's railroad system, including a link to nearby Tema, which since 1962 has served as the city's deepwater port. Industries include vehicle and appliance assembly, petroleum refining, and the manufacture of foodstuffs, textiles, metal and wood products, plastics and pharmaceuticals. Accra is the seat of the University of Ghana and several research and technical institutes.

Since the launching of the Economic Recovery Program in 1995 by the government of Ghana which emphasized the free market system, the number of television sets which have been imported into the country has greatly increased and televisions are widely available. Currently in Ghana, there are approximately ten F.M. stations. Eighty per cent of the population has at least one television, with many having two and three sets. The only television programs available are from the one government television station and private television stations which beam to viewers programs developed and run outside the country. Because of the structure and cost, these are only available to the upper income earners in Ghana. Management believes that if there was an affordable television system available to the Accra market, 30 -50 % of the population have the means to afford a multi- channel system. Additionally, the youth of Accra are demanding a wider exposure to television viewing than that which is currently available. In addition, the advent of a large number of middle
- class housing estates has fueled the market for multi - channel TV viewing. New tract housing developments reflecting the higher incomes of their residents has been built in suburban Accra.

Competition in multi - channel viewing includes Multi - Choice Kaleidoscope GH. Ltd., which provides 6 channels and costs the subscriber approximately $55.00 US per month. The decoder costs the subscriber approximately $175.00 US and installation with an antenna is approximately $115.00 US. ESN Satellite and Cable and Cable Network Ltd, proposes to market a 6 channel nationwide pay television service to begin at the end of 1999 at reasonable rates although costs have not been released at this time. Direct Broadcast Satellite Systems (e.g. Expressvu, Direct TV ), which provides up to 45 channels, at the present time costs the subscriber an Installation fee of $1234.00 US and monthly fees of $75.00 US.

As part of the television operations, the Company intends to provide a working studio for the development and show-casing of local talent; provide the local -education system with 2-3 channels which could greatly expand classroom opportunities. When these channels are not in use for formal education they could be used for community enrichment. Once television operations are underway, the Company intends to expand into video, telephony, internet, teleconferencing, surveillance and education and establish an assembly plant in Accra, which would employ approximately 20-30 employees, for the assembly of the decoder units and wiring harnesses for all of its markets.


MMDS Telecommunications License

Management believes that the Company's success and ability to compete are dependent to a significant degree on the MMDS License, which was granted to the Company by the Ghana Frequency Registration and Control Board of the National Communication Authority of the Republic of Ghana on Oct. 12, 1998. This license, which was obtained by the Company at a cost of $10,000 US, enables the Company to transmit on six television channels simultaneously. In the event that the Company purchases the television transmission company in Accra, the Company will be able to transmit on six additional channels. The MMDS License also permits the Company to be able to transmit on another twelve television channels upon payment of certain additional fees. Once obtained, the MMDS License can be lost only if the Company violates Ghanian telecommunications laws. Several MMDS Licenses of this kind have been awarded so far by the Republic of Ghana. Management believes that the Company will be able to purchase some of the MMDS Licenses from the holders for common stock of the Company and/or cash, although there is no assurance that the Company will be able to do so.


Technology and Equipment

Initially, the installation will provide for the viewing of 25-30 channels (the system can handle 99) using 20 watt transmitters operating from a broadcasting tower located in the city of Accra. In the beginning, this service will be provided for greater Accra with expansion to other Ghanian cities in the immediate future.

The MMDS system is made up of 4 main parts: head-end, antenna, transmission system and subscriber encoder. The system uses a video encoder, digital data encoder and control system software which offers subscribers authorization functions from the cable head-end and the addressable decoder or addressable decoder converter offering descrambling at the subscriber's home. In a typical MMDS system, satellite and local programming are received by means of a large satellite dish located at the receiving/transmitting facility. There, the channel selections are assembled. The signal is then sent to a transmit antenna either by means of a microwave transmission, satellite transmission or a special cable. The signal is encrypted at this time and then retransmitted over the designated coverage area, often over a 50 mile radius. The encryption process will help prevent signal theft.

The signals are then received by subscribers using antennas with suitable downconverters. Standard coaxial cable then carries the signal to the set top "box" known as an addressable converter/decoder, similar to those used by cable companies in the United States, which decodes the incoming signals and converts them to frequencies that can be handled by any standard television tuner. Through the use of super high frequencies (SHF), wireless cable eliminates the need for running cable from one home to another. The obvious benefit of this is cost and since there are no wires that have to be strung, services can be offered in areas where wiring would not be possible either because of expense or inhospitable terrain.

The equipment that has been chosen has been designed to support the marketing and the general service goals of the satellite television operation. The equipment selected is such that the programming services can be expanded and adapted to changes in market in general and of the subscribers within the market.

Wireless cable uses a line-of-sight, super high frequency (SHF) microwave television broadcast technique that makes use of a technology that has been available for several years. The equipment available is not new and there are more than 100 systems in the United States currently employing this technology to reach hundreds of thousands of subscribers throughout the country.

There are three major component blocks - transmission, reception and control. The first two deal with the TV signal quality and reliability that will be radiated throughout the desired market area. The third component, control, is the key that provides signal security and allows for changes that will beneficially affect revenue.

Transmission site equipment is the foundation of the system and is the main component that is responsible for the quality and range of the signal that brings the programming to the subscribers. There are another three sub components - satellite signal reception and descrambling, signal encryption and re-processing of the signal to the assigned transmission frequencies or channels.

The satellite reception and decoding equipment that will be used will include a minimum 4.5 meter high gain receiving dish with a cost efficient, best quality integrated receiver/decoder (IRD). This will provide a maximum capture of a signal from the satellite and to allow registration of the earth station to reduce the amount of interference from earth based sources.

In addition to satellite based programs, provisions for laser disc and video tape equipment may be included to permit the use of prerecorded movies, special events, to time-delay broadcasts or to fill-in for interrupted satellite-originated telecasts. A provision for the addition of video graphic display equipment will be available to create a local graphic channel including a program guide, news and weather ticker and whatever else may be required.

The signal processing and scrambling equipment will control the routing of the signals to the appropriate transmitters. It will also provide a "channel mapping" capability that will switch the signal to transmitters in a way that will coincide with the availability of microwave channels that could be shared perhaps with an educational institution. During off-peak viewing times or otherwise, channel or channels can be used for instructional purposes (ITV) and then can be switched back to allow their continued use for entertainment broadcast. This mapping process can have other uses as well, such as to provide a weather ticker or other service during the early morning, and then switch to a movie or other program during prime time. All transmissions will be encrypted on all channels to avoid "signal theft" and insure that only paying subscribers receive what they pay for. It will be necessary to plan the purchase of equipment that will make use of technical innovations as they become available. These may include impulse pay per view, other program material, over-the-air addressability of all channels and could be used to multiply the number of channels available to subscribers without additional frequency assignments, and other features that may be demanded by the subscribers from time to time. One of these could use a subcarrier to monitor an in-home security system.

The signal transmission system will make use of top-of-the-line MDS transmitters, wave guides, combiners and antennas. At the receive site, equipment will include a roof top antenna, blockdown converter, power supply, a programmable, user-friendly home set top converter/descrambler. The set top unit will allow such features as remote control, VCR hook-up, impulse pay per view programs and parental control to allow parents to block certain stations when required. The Company has located a multi-frequency rooftop antenna, including a suitable converter to allow the reception of microwave signals as well as other types of signals. Such a system, when used with a suitable LNB, will be able to receive both MDS and DBS (Expressvu) type programs.

The control equipment will allow the operator to choose the programs that are broadcast on which channel, to end transmissions to delinquent subscribers, and to authorize pay-per-view events as required. This equipment is divided into the addressing computer, the billing computer and the pay-per-view order entry system. The addressing computer controls the signal routing as required at the transmitter, the encryption or scrambling and the subscriber's level of access to the system. The billing computer holds and maintains the subscriber records and prepares the bills for delivery to the subscribers. This system can be used for general accounting purposes, to maintain inventories of equipment and work orders as needed. Some of these systems can operate remotely over telephone lines, therefore allowing for a centralized management system at a location away from the transmitter.


Marketing Plan

The Company is proposing to provide to the subscriber one of two telecommunications packages - a base package which would consist of a television encoder, hook-up hardware with channel selections for $25.00 per month; and deluxe package which would consist of a television encoder, activated telephone board and internet transceiving capacity for $25.00 for the television channels only, an additional $25.00 for telephone services and an additional $15.00 for internet services.

The deluxe encoder would be sold to the subscriber for approximately $150.00. The telephone and the internet board would be given to the subscriber without charge upon signing a one year contract for service. Every subscriber wishing to have internet access will have to have a telephone, which is the least expensive method to have a link for the internet. The internet will be accessed by a keyboard which will be linked to the telephone and the television, thus negating the necessity of the customer having to purchase an expensive computer, but making it necessary for the subscriber to have a digital cellular telephone.

Management believes that the Company's immediate market will be approximately 200,000 subscribers in Accra alone. The Company intends to extend this service to Kumasi and Tema within 18 months. In addition, the Accra market will expand due to the increased demand for world access every year.

The Company's goal is to build a broad base of subscribers in Ghana and quickly expand into 14 neighboring countries. Management believes that early and quick entry into all aspects of telecommunications together with competitive pricing will discourage competition from obtaining a market in Ghana.


Cost of Implementing First Phase of Operations

Management expects that the cost of the first phase of the operations of the Company, which will include the purchase of equipment with a capability to broadcast up to 99 channels, but which will broadcast six channels under the current status of the MMDS License, using 20 watt transmitters operating from a broadcasting tower located in the city of Accra, will be as follows:

         Head-end equipment                   $386,143.60
         Subscriber decoders (stock)           200,000.00
         Installation cost                      30,000.00
         Vehicles                               48,000.00
         Prepaid interest (one year)            24,000.00
         Office furniture/equipment             12,000.00
         Salaries (three months)                33,900.00
         Advertising (three months)             30,000.00
         Contingencies                          12,000.00
                                              -----------
                  TOTAL                       $758,043.60


The Company has entered into an oral agreement with Kam Khuu Products Inc. Seoul, South Korea whereby Kam Khuu Products Inc. has agreed to supply all of the above-described equipment together with the start-up costs in exchange for a convertible debenture to be issued by the Company in the amount of $2,000,000 US. The convertible debenture will be convertible into common stock of the Company at price to be determined by the market price of the common stock on the date of the exercise of the conversion. While the Company expects to enter into a written agreement with Kam Khuu Products Inc., there is no assurance that the Company will be able to do so upon terms acceptable to the Company.

Hub System

A hub system is a system uniquely designed to bring low- cost television to poor areas of Africa. The Company installs a server in one home with MMDS access and from that server, services eight additional homes with television, internet and telephone capability. In October, 1999, the Company obtained the tentative rights to market such a hub system. Using this system, the subscribers will pay an installation cost for the complete service that services eight homes including encoders of $250.00 and a total monthly fee of $49.00. The home in which the hub is installed will receive free service and will be responsible for collecting the pro-rata monthly cost of $7.00 from the other seven homes. The hub system will allow the Company to reach the 3,000,000 very poorest residents in Accra with quality television relatively inexpensively. Management expects that the marketing of the hub system will be begun concurrently with the first phase of operations.


Potential Acquisition

The Company has entered into a letter of intent to acquire all of the outstanding shares of V-Net Television, Ltd. for a combination of cash and common stock of the Company totaling $250,000, subject to the completion of our due diligence. V-Net Television, Ltd. is currently licensed to operate an MMDS television system in Ghana. This purchase, when completed, would bring a subscriber base to the Company of 2500 new subscribers which would generate gross income of $62,500 monthly. The purchase would provide the Company with a license which would give it another six channels to add to our present venue. The equipment that would come with the purchase, although outdated, could be utilized, in part, as studio equipment. In addition, the purchase would provide a relatively modern property centrally located in downtown Accra at extremely attractive lease rates for the next 7 years which would be large enough to house the Company's subscriber payment depot, the service department and studios. In the event the purchase is completed, the Company would consider selling the property that it owns and consolidating both operations at the new location, which would give the Company a central presence in Accra with better accessibility. It is anticipated that the purchase will be completed, subject to due diligence and all necessary regulatory approvals, in June of 2000.


Employees

The Company currently has no full-time or part-time employees. Murray Stark is the President and Chief Executive Officer of the Company, R.E. Fyn is its Vice President and Treasurer and Emmanuel Ashitei is its Operations Manager. The Company has not entered into employment agreements with Messrs. Stark, Fyn or Ashitei. The Company will gradually add administrative, sales, operations and marketing staff to support the expansion plans as outlined.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
------------------------------------------------------------------

General

The Company is a start-up company and has had no operating history nor any revenues from earnings from operations. The success of the Company's proposed plan of operation will depend to a great extent on management's ability to implement the Company's business plan.

The Company's marketing plan calls for a two phase implementation. The first phase will include television only and will be implemented as soon as funds or services and equipment in exchange for common stock of the Company are available to the Company. Management expects such operations to begin within (5) five months of the date that the common stock of the Company is listed on the NASDAQ Bulletin Board. There is no assurance, however, that the common stock of the Company will be so listed and if it is, that the funds, equipment and services will be available to the Company upon terms and conditions acceptable to the Company.

The second phase will additionally include telephone and internet service at the same time. Management expects the second phase, which will add telephone and internet services to begin within 14 months of the date that the common stock of the Company is listed on the NASDAQ Bulletin Board.

There is no assurance, however, that the common stock of the Company will be listed on the NASDAQ Bulletin Board and if it is, that the funds, equipment and services will be available to the Company upon terms and conditions acceptable to the Company.


First Phase

According to management's private surveys in the Ghanian market, the first phase of the operations of the Company, which will include the purchase of equipment with a capability to broadcast up to 99 channels, but which will broadcast six channels under the current restrictions of the MMDS License, using 20 watt transmitters operating from a broadcasting tower located in the city of Accra, would dominate the television market within four months of inception. The cost to the subscriber will be less than half of what is currently offered and the Company's selections, when fully implemented, will be four times what is currently available except for satellite dish competition (the cost of satellite dish service is prohibitive with only the very wealthy being able to afford it.)


Second Phase

The second phase, the providing of wireless telephone and internet services, will require an investment of approximately $2,000,000.00 US. Management believes that part of the funds will be generated from cash flow and the balance will be provided by the African Development Bank, with whom management has had discussions. The required equipment, which will consist of an encoder box with capabilities for television reception, internet reception and transmission and cellular telephone transmission, is readily available from many manufacturers. The total package will be available to the subscriber for $65.00/month. The Company's accountants in Ghana have advised management that the Company's initial market in Accra will be approximately 200,000 subscribers. Management expects to extend this service to Kumasi and Tema within 18 months. Management expects to expand service within 12 months into two additional West African countries with which management has had discussions. Management expects little competition at the beginning because of its favorable pricing structure.

Sales Strategy

The Company intends to provide the Ghanian market with low cost, quality television and will blanket its markets as quickly as possible through door- to- door canvassing with introductory offers and by establishing promoter sales people with defined territories consisting of a few blocks. In addition, the Company will use newspaper advertising and will market the service through churches (a popular gathering place for Ghanians.)


Competition

         Cost Comparative Analysis

                                            Company        Competition

         Installation and Decoder Cost       $100.00         $290.00

         Subscription for one year           $250.00         $660.00
                                             -------         -------
         Total                               $350.00         $950.00


     Note: This comparison does not include the significant differences in program selection between the two systems i.e. the competition shows only 6 channels while the Company will show 25 channels at no additional cost when fully implemented; the Company will have its own studio to produce local programming for local presentations on a designated channel; and the Company will make available two channels solely for educational programming.


Hub System

The hub system is uniquely designed to bring low-cost television to poor areas of Africa. Management views this hub system as an African solution to a vital communications need that can be expanded to internet and telephone capability. After the Company initially begins marketing this in Ghana, it intends to expand its use to future markets in Africa.


Liquidity and Capital Resources

The Company has never had any revenues, has had no lines of credit or similar credit facilities available to it and has relied solely on its ability to raise money through equity financing to finance its business. The majority of funds raised have been allocated to the development of its distribution systems and product requirements. In 1998, the Company raised $103,000 by selling 3,356,000 shares of common stock. The Company expects to implement an employee stock option plan during 2000.

In February 2000, the Company agreed in principal with it's main supplier that the supplier would provide a maximum of $2,000,000 in equipment financing in exchange for convertible debentures and an agreement to be the Company's exclusive hardware supplier for the Company's projects in Africa. Management feels that the Company can raise the approximately $100,000 in operating funds required by the Company over and above the equipment financing. There is no assurance that this financing will take place as planned; if it does not, the Company will have to seek other methods of financing, otherwise it will not have the ability to construct its distribution system.

At current expenditure rate, the Company will run out of cash by July, 2000 if additional funds are not raised by the Company.


Results of operations - 6 months ending Dec. 31, 1999

During the six (6) month period ending Dec. 31,1999, the Company incurred a net loss of $16,567 and had no revenues. At year-end, the Company had cash of $417.00 and current liabilities of $31,229.00, including $29.029.00 in loans advanced by shareholders. The majority of the expenses incurred during this period related to the continued development of the Company's systems and ongoing operating expenses.


Results of Operations - June 30, 1998 - June 30, 1999

During the fiscal year ending June 30, 1999, the Company incurred a restated net loss of $60,635 and had no revenues. At year end, the Company had no cash and had current liabilities of $17,220. Expenses incurred during the year related primarily to research and development costs, salaries and benefits to personnel, consulting fees for experts engaged in management and research and development of the wireless television transmission project. Activities by the Company during the year centered on developing production and marketing plans for the Company's projects.


Risk Factors

Management believes that the Company is subject to the following risks:

Limited Operating History; Development Stage Company. The Company was only formed in April of 1998, has had a very limited operating history and has had no income. To date, the Company has been primarily engaged in the development of its business plan and the commencement of business
operations on a limited scale.   The Company must be considered to be
in its development stage and subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. In addition, the business plan and operating strategy involves expansion into businesses and markets (i.e. television broadcasting which are highly competitive and typified by well established and better financed companies with a long established and highly recognized market presence.

Competition. The Company must compete with other companies whose business plans and objectives are similar to that of the Company. Management is aware of several other companies engaged in similar businesses, some of which have substantially greater resources and longer operating histories than the Company.

Risks of Increasing Government Regulation in Ghana. Television broadcasting in Ghana may become subject to increasing regulation by government ordinances, regulations, and codes. The costs of compliance with such statutes, ordinances, regulations and codes may have an adverse impact on the operations. Due to the nature of the operations, consumer self-regulation may also have an adverse effect on operations.

Dependence on Key Existing and Future Personnel. The success will depend to a large degree upon the efforts and abilities of the officers and key management employees. The loss of the services of one or more of the key employees could have a material adverse effect on the business prospects and potential earning capacity. As the business plan is implemented, it will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to the Company.

Uncertainty of Market Acceptance. Commercial success of the Company is dependent upon market acceptance, as the market for wireless television, Internet and telephone access is still developing in Ghana. As a result, future market success cannot be reliably estimated. In addition, the Company is only in the early stages of it's marketing program and the longer-term impact of this program has yet to be realized. To date, the market for wireless services providers has proven to be volatile and there can be no assurance that in the event the Company begins operations, it will be able to retain future customers.

Additional Financing Required - Lack of Traditional Financing Sources. The Company is pursuing an aggressive growth strategy, which will require substantially more funding than the Company has. However, there can be no assurance that all, or any part of such additional financing will in fact be realized. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company. Consequently, should the Company be unable to secure needed additional financing in the future on a reasonable basis, it is possible that the proceeds from this Offering will be expended without the Company being able to realize the full benefit of the proposed business plan or, possibly, without the Company being able to sustain viable commercial operations. There can be no assurances that any such additional financing will be available on terms satisfactory to the Company, if at all.

Uncertain Ability to Manage Growth. As part of the business strategy, we intend to pursue rapid growth. The ability to achieve the planned growth depends upon a number of factors, including the ability to hire and train management and other employees, the adequacy of the financial resources, the ability to identify new markets in which we can successfully compete and the ability to adapt the purchasing and other systems to accommodate the expanded operations. In addition, there can be no assurance that we will be able to achieve the planned expansion or that we will be able to manage successfully the expanded operations. Failure to manage growth effectively could adversely affect the financial condition, results of operations and prospects.

Cultural Differences between the North American and Ghanian markets. Management is aware that there are certain cultural differences between the North American and Ghanian markets. Management is preparing a professional and localized marketing program tailored for local tastes which will focus on only the cost savings, the availability of new channels and the possibility upgrades. There is no assurance that such a marketing program will be successful.

Currency Risks. There are possible currency risks associated with operations in countries such as Ghana that have in the recent past experienced high rates of inflation and devaluation. The Company will attempt to take prudent steps and policies to mitigate and reduce those risks based on its experience operating in those environments. However, no assurance can be given that those steps will be successful.

MMDS License. The Company was granted a License for Transmission of MMDS Telecommunications which by the Ghana Frequency Registration and Control Board of the National Communication Authority of the Republic of Ghana on Oct. 12, 1998. Once obtained, the MMDS License can be lost only if the Company violates Ghanian telecommunications laws; there is no assurance that the Company will not violate Ghanian laws and lose the MMDS License.

Social, Political and Economic Risks Associated with Foreign
Operations. The Company operations will be located in the Republic of Ghana. Social, political and economic conditions inherent in foreign operations and international trade may change, including changes in the laws and policies that govern foreign investment and international trade. Social, political or economic changes could, among other things, interrupt operations or cause significant increases in the cost of doing business in Ghana. Political or labor unrest in Ghana could interrupt programming and the ability for us to conduct business. Accordingly, changes in social, political or economic conditions in Ghana could have a material adverse effect on the Company's business.

Technological Changes. Telecommunications, particularly data communications, is characterized by rapidly changing technology and evolving industry standards in both the wireless and wireline industries. The success of the Company will depend heavily on its continuing ability to develop and introduce enhancements to its systems to be used and new products that meet changing markets.

Limited Market for Securities. Although a limited market for the Common Stock has developed, there is currently no broad and established public market for the shares and no assurance can be given that such a market will develop in the future. The current market price of the shares bears no relationship whatsoever to assets, earnings, book value, or other objective standards of worth.

Absence Of Dividends on the Common Stock. The Company has not paid any dividends on any of its shares of Common Stock since the inception and does not currently anticipate paying dividends on its Common Stock in the foreseeable future.

Possible Failure to Obtain Listing of Common Stock and Market Illiquidity. The Company intends to list its Common Stock on the National Association of Securities Dealers OTC Bulletin Board. There is no assurance that such a listing will be obtained, and if it is not obtained, the Common Stock of the Company will continue to have a limited market. Even if a listing is obtained, there's no assurance that Common Stock of the Company will have anything other than a limited market.

Issuance of Additional Shares. The Board of Directors has the power to issue additional shares without shareholder approval. Any additional shares issued by the Company below the offering price in this Offering may have the effect of further diluting the interest of then current shareholders.

Year 2000 Risks. The Company believes that it is Year 2000 compliant at the present time. Given the relatively small size of the Company's software systems, the Company uses standard software systems that are Year 2000 compliant. The Company does not expect any disruptions in its operations as a result of any failure by the Company to be in compliance. The Company estimates that the cost of replacing non compliant hardware will not be material and will be carried out during the balance of Fiscal 1999 in the ordinary course of business. The Company's operating systems are commercially available. The cost to be upgraded to be fully compliant is estimated not to exceed $10,000.


Year 2000 Conversion

The Year 2000 issue relates to the inability of certain computer software programs to properly recognize and process date-sensitive information relative to the Year 2000 and beyond. Without corrective measures, this issue could cause computer applications to fail or to create erroneous results. Incomplete or untimely resolution of the Year 2000 issue by the Company or by its key vendors, customers, suppliers or by other third parties could have a materially adverse impact on the Company's business in the future.

The Company has evaluated its Year 2000 compliance issues. The Company expects that all remediation issues will be completed during 1999 by upgrading its business information systems. There can be no assurance, however, in the event full operations are commenced in 1999, that the systems of other parties upon which the Company's business will rely, including vendors, customers, suppliers and other third parties, will be converted on a timely basis. The Company is not able at this time to ascertain the extent of any disruption caused by other parties.

The Company believes that the most reasonably likely worst case scenario which could occur with respect to Year 2000 is a delay in receiving payments on accounts receivable from customers.

The Company must raise significant additional funds to accomplish its goals as discussed herein. There are no preliminary or other agreements or understandings between the Company and its officers, directors or affiliates or lenders with respect to any such financing. The Company may seek loan financing to either replace current debt or to purchase equipment. If it chooses to raise money through loan financing, the Company would be subject to all of the risks associated with such activities, including being bound by burdensome covenants, fluctuating interest rates, and liens on assets. If the ratio of indebtedness to capital grew too large, the Company's operations might be materially adversely affected by its debt burden.

Forward Looking Statements

When used in this Form 10-SB filing, the words "believe", "should", "would" and similar expressions which are not historical are intended to identify forward-looking statements that involve risks and uncertainties. Such statements include, without limitation, expectations with respect to the results for the next fiscal year, the Company's beliefs about the telecommunications business in Ghana and its views about the long-term future of the industry and the Company, its plan to address the Year 2000 issue, the costs associated therewith and the results of Year 2000 non-compliance by the Company or its suppliers or other strategic business partners. In addition to factors that may be described in the Company's other Securities and Exchange Commission filings, all of the Risk Factors described herein could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the Company. The Company does not undertake any responsibility to update the forward-looking statements contained in this Form 10-SB filing.


ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company's principal offices are located at 79 Barbara Crescent, Kitchener, Ontario, Canada N2M 4N3 and its telephone number is (519) 743-8153. These facilities are the offices of the President, Murray Stark, and are being occupied rent-free. Management believes that the facilities are sufficient to support the Company's planned operations for the foreseeable future. Our operations office is located in the District of La, Accra, Ghana, West Africa in a building purchased by the Company from Emmanuel Ashitei on May 15, 1997 in exchange for all of the outstanding common stock of the Ghana Subsidiary. The property has an area of approximately 200,000 square feet and on the property is constructed a two story cement block building consisting of approximately 12,000 square feet. The building can be used to for various commercial uses, including television studios, offices, showrooms and small conventions. In addition, there is a separate 1,500 square foot building on the property.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------

The following table sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as the date hereof, was known by us to own beneficially more than five percent (5%) of its Common Stock; (ii) the individual Directors of our Company and (iii) the Officers and Directors of our Company as a group. As of the date hereof, there were 6,242,201 common shares issued and outstanding.


Title of Class     Name and Address of      Amount and Nature of     Percent
                   Beneficial Owner         Beneficial Ownership     of
                                                                     Class

Common             Murray Stark                    695,000            11.13%

Common             Emmanuel Ashitei              1,095,000            17.54%

Common             Robert Fyn                      480,715             7.70%




Common             Stephan Reize                   47,143              0.76%

Common             Officers and Directors       2,317,858             37.13%
                   as a group (1)


(1) Does not include options, which may be issued to Messrs. Stark, Ashitei and Fyn in the future at yet to be determined prices.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------

Directors and Executive Officers

The following table sets forth the names and current positions with our Company held by Directors, Executive Officers and Significant Employees. There is no immediate family relationship between or among any of the Directors, Executive Officers or Significant Employees and our Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position.

Name                         Position with Company
----                         ---------------------

Murray Stark                 President, Director and Chairman of the Board

Emmanuel Ashitei             Treasurer and Director

Robert Fyn                   Secretary and Director

Stephan Reize                Director


Murray Stark, 63, Murray H. Stark was born in Ontario, Canada and is a citizen and resident of Canada.. From 1961 until 1964, Mr. Stark taught school in Wellington County, Ontario. From 1964 until 1968, he was an agent for the State Farm Northern Life Insurance Company division. From 1968 through 1976, he was manager of a large land bank used for residential and commercial development for Xenon Land Development company in Waterloo and Kitchener, Ontario. From 1976 through 1978, Mr. Stark was a territory sales manager for I.M.A. Financial in Kitchener. In 1978, he joined Safeway Investments where he worked in their business loans department until 1981. In 1981, Mr. Stark founded H.M.S. Financial, a company with an established network of mortgage lenders throughout Ontario and continues in that capacity through the present time. Mr. Stark is a graduate of Teacher's College in Stratford, Ontario and holds the Residential Appraisal Certificate and Mortgage Certificate designations.

Emmanuel Ashitei, 52, was born and raised in Ghana. Mr. Ashitei is a senior member of the Society of Manufacturing Engineers, a member of the International Society for Hybrid Microelectronics and an associate member of the CEI, Royal Charter of the Engineers Registration Board, United

Kingdom. Mr. Ashitel is an engineer with many years of experience, including several years in the employ of Litton Industries. He has experience in the fields of product development, training, supervision of technicians, general management, costing, production and plant layout. Mr. Ashitei is a senior member of the Society of Manufacturing Engineers, a member of the International Society for Hybrid Microelectronics and is an associate member of the Royal Charter of the Engineers Registration Board of the United Kingdom. He received a Chartered Engineering Degree in Telecommunications in 1976 from Willesden/Imperial College, London, England and an Electronics II Degree from the University of Toronto, Toronto, Ontario in 1981.

Robert E. Fyn, 52, was born in Switzerland. From 1977 through 1995, Mr. Fyn was engaged in a series of increasingly more responsible positions in the farming and horse ranching industries in Ontario. In 1995, Mr. Fyn founded Rural Carriage and Buggy Works, Linden, Alberta, Canada which manufactures vintage style carriages and buggies for use in the film industry, on dude ranches and for sale to private enthusiasts. Mr. Fyn owns the firm and operates all aspects of management on a day-to-day basis.

Stephan Reize, 41, was born in Switzerland. From 1977 through 1984, Mr. Reize worked for Naturel-Lep, Basle, Switzerland and it was involved in all aspects of freight forwarding. From 1984 through 1991, he was a regional manager with Meadows - Rockood International, where he was responsible for all aspects of freight forwarding. Since 1991until the present time, he has been the owner of Ocean - Air Freight Ltd., Calgary, Alberta, a freight forwarder. In 1977, Mr. Reize received a Diploma in Business Administration from Kantonale - Hankelsschule, Switzerland.


ITEM 6. EXECUTIVE COMPENSATION
------------------------------

At the present time, none of the officers or directors of the Company are receiving compensation nor is any compensation being accrued nor does the Company have any employment agreements with any of the officers or directors of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
------------------------------------------------------

On April 1, 1998 the Company was incorporated as Port Development Corp. under the laws of the State of Delaware.

On August 19, 1998, the Company issued 11,553,100 shares of stock for $0.001 per share to 1314 shareholders in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On November 24, 1998 the Company amended its Articles of Incorporation to officially change its name from Port Development Corp. to 3 E
International Corp. had a 1:7 reverse stock split in which seven existing shares were exchanged for one new share, reducing the total shares outstanding from 11,553,100 shares to 1,651,201 shares.

On May 15, 1998, the Ghana Subsidiary purchased the building in which the operations office is located in the District of La, Accra, Ghana from Mr. Ashitei in exchange for shares of common stock of the Ghana Subsidiary.

On November 25, 1998, the Company issued a total of 1,285,000 of its common shares - 695,000 shares to Mr. Ashitei and 295,000 shares each to Mssrs. Fyn and Stark in exchange for 100% of the outstanding shares of the Ghana Subsidiary.


ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
---------------------------------------------------------------

The total number of shares which the Company has authority to issue is 20,000,000 shares of common stock, $.001 par value. A total of 6,242,201 shares of our Common Stock are currently outstanding and the number of holders of record of our Common Stock is approximately 1366. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. The Common Stock currently outstanding is validly issued, fully paid and non-assessable. The Board of Directors may, from time to time, declare and our Company may pay dividends on its shares in cash, property or its own shares, except when our Company is insolvent subject to the provisions of the Delaware Statutes. Our Company has paid no cash dividends on its Common Stock.


                            PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
-----------------------------------------------------------------------

The Company's Common Stock is listed on the "pink sheets" under the symbol "TEIL." Public trading of the Company's Common Stock commenced on May 10, 1999 and the market for the Common stock is limited, sporadic and highly volatile. The following table sets forth the high and low last closing bid of the Common Stock for the periods indicated. The information was obtained from FinancialWeb.com, Inc. The quotations represent interdealer prices without retail mark-ups, mark-downs or commissions and do not represent actual transactions. The following chart shows the closing prices of the stock since it commenced trading on May 10, 1999.

                                  Price Range
                              ---------------------
                               High           Low
                              ------         ------
                              1999
                              ----
          Second Quarter      $5.00           $1.50

          Third Quarter       $5.25           $4.75
          Fourth Quarter      $5.00           $0.50

On March 11, 2000, the closing price for the Common Stock was $3.25.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and
(ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.


Dividend Policy

The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS
-------------------------

The Company is not a party to any pending legal proceedings. Management is not aware of any legal proceedings pending, threatened or contemplated, against any of the Company's officers or directors, respectively, in their capacities as such.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

The auditor for the Company for the fiscal year ended June 30, 1998 was Rotenberg & Company L.L.P., CPA's. The auditor for the Company was William Friedman. As a result of the "reverse acquisition" of the Company by 3 E International Corp. on November 23, 1998, the accountants of the Company, George W. Stephenson, Chartered Accountant, assumed responsibility for the consolidated audit as of December 30, 1998. There were no disagreements with respect to accounting principles or practices, financial statement disclosure, or auditing scope or procedure with the Company's former auditors, Rotenberg & Company, LLP nor for either of the past two fiscal years was there an adverse opinion, disclaimer of opinion or modification. The Company's auditors, Rotenberg & Company L.L.P. have assumed responsibility to prepare the consolidated financial statements as of June 30, 1998 and 1999.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

On August 19, 1998, the Company issued 11,553,100 shares of stock for $0.001 per share to 1314 shareholders in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On November 25, 1998, the Company issued a total of 1,285,000 of its common shares - 695,000 shares to Mr. Ashitei and 295,000 shares each to Mssrs. Fyn and Stark - in exchange for 100% of the outstanding shares of 3 E International Limited.

All of the shares sold by the Company pursuant to Rule 504 were sold by the Company's officers and directors at the time. Rule 504 allows a company to raise up to $1 million in a twelve month period, if the company is not subject to the reporting requirements of the Securities and Exchange Act of 1934 (the "Exchange Act") and the company is not a "blank check" company. The Company has not raised more than $1 million during the last twelve months. The Company is not subject to the reporting requirements of the Exchange Act and it is not a blank check company, therefore, the exemption under Rule 504 is available for all such sales.

Other than the shares of common stock which may be issued in exchange for the television transmission company or the convertible debenture to be issued by the Company in the amount of $2,000,000 US which will be convertible into common stock of the Company to be issued to Kam Khuu Products Inc. in exchange for the purchase of the equipment for the first phase of the operations of the Company, there are currently no preliminary or other plans, proposals, arrangements or understandings with respect to the issuance of additional securities by the Company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

The Company's Articles of Incorporation do not specifically authorize the indemnification of officers, directors, employees or agents, however, Section 145 of the Delaware General Corporation Law permits such indemnification without shareholder action as follows:

     (a)  The person conducted himself or herself in good faith;

     (b)  The person reasonably believed:

          (1) In the case of conduct in an official capacity with the Company, that his or her conduct was in the Company's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the Company's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 145 of the Delaware General Corporation Law permits the Company to indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the Company.

Under Section 145 of the Delaware General Corporation Law, the Company may pay reasonable fees in advance of final disposition of the proceeding.

     (d) A determination is made that the facts then known to those making the determination would not preclude indemnification.

Section 145 of the Delaware General Corporation Law permits the Company to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of
the Registrant  pursuant   to   the  foregoing  provisions,  or
otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

     (a)  Financial Statements

          Audited consolidated balance sheets of the Company And Ghana Subsidiary as of June 30, 1999 and 1998, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1999 and for the period from the date of inception (November 7, 1997) to June 30, 1998 and 1999 and unaudited consolidated balance sheet of the Company And Ghana Subsidiary as of December 31, 1999, the related consolidated statements of operations, changes in stockholders= equity and cash flows for the six months ended December 31, 1999 and for the period from the date of inception (November 7, 1997) to December 31, 1999,

     (b)  Exhibits

          3(i)(a)   Articles of Incorporation of 3 E International
                    Corp.
          3(i)(b)   Certificate of Incorporation and Certificate to
                    Commence Business of 3 E Certificate International
                    Ltd.
          3(ii)(a)  Bylaws of 3 E International Corp.
          3(ii)(b)  Bylaws of 3 E International Ltd.
          5         Tradeability Opinion
          10(i)     Verification of License for Transmission of MMDS
                    Telecommunications
          10(ii)    Letter from Kamkhuu Products Limited dated February
                    1, 2000
          10(iii)   Letter of Intent for purchase of  V-Net Television,
                    Ltd. dated March 2, 2000

          21        List of Subsidiaries

          27        Financial Data Schedule


SIGNATURES:
----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              3 E INTERNATIONAL CORP.

                              By:/s/Murray Stark
                                   Murray Stark, President
Date: March 17, 2000


* Print the name and title of each signing officer under his or her signature.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


TABLE OF CONTENTS
----------------------------------------------------------------------------

Independent Auditors' Report                                            F-2

Independent Accountants' Report on Interim Unaudited
  Financial Information                                                 F-3

Consolidated Balance Sheets at June 30, 1999 and 1998
  and December 31, 1999 (Unaudited)                                     F-4

Consolidated Statements of Changes in Stockholders' Equity for
  the Period from the Date of Inception (November 7, 1997) to
  June 30, 1998 and 1999 and for the Six Months Ended December
  31, 1999 (Unaudited)                                                  F-5

Consolidated Statements of Operations for the Period from the
  Date of Inception (November 7, 1997) to June 30, 1998 & 1999
  and for the Six Months Ended December 31, 1999 (Unaudited)       F-6 to F-7

Consolidated Statements of Cash Flows for the Period from the
  Date of Inception (November 7, 1997) to June 30, 1998 & 1999
  and for the Six Months Ended December 31, 1999 (Unaudited)       F-8 to F-9

Notes to the Consolidated Financial Statements                    F-10 to F-12

                  INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Shareholders
3 E International Corp. & Subsidiary
Kitchener, Ontario, Canada


     We have audited the accompanying consolidated balance sheets of 3 E International Corp. & Subsidiary (A Development Stage Company) as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1999 and for the period from the date of inception (November 7, 1997) to June 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3 E International Corp. & Subsidiary as of June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for the year ended June 30, 1999 and for the period from the date of inception (November 7, 1997) to June 30, 1998 and 1999, in conformity with generally accepted accounting principles.










Rotenberg & Company, llp
Rochester, New York
  February 15, 2000

                   INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors
  and Shareholders
3E International Corp. & Subsidiary
Kitchener, Ontario, Canada


     We have reviewed the accompanying consolidated balance sheet of 3E International Corp. & Subsidiary (a Development Stage Company) as of December 31, 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the six months ended December 31, 1999 and for the period from the date of inception (November 7, 1997) to December 31, 1999, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the Company's management.

     A review consists principally of inquiries of Company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended June 30, 1999 and for the period from the date of inception (November 7, 1997) to June 30, 1998 and 1999 (presented elsewhere herein); and in our report dated February 15, 2000, we expressed an unqualified opinion on those consolidated financial statements.








Rotenberg & Company, LLP
Rochester, New York
  February 15, 2000

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada



CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------
                                                 (Unaudited)
                                                 December 31,    June 30,      June 30,
                                                     1999          1999          1998
---------------------------------------------------------------------------------------
ASSETS

Current Assets
Cash                                            $     417      $        -      $
Prepaid Expenses                                        -           2,975           -
---------------------------------------------------------------------------------------

Total Current Assets                                  417           2,975           -

Other Assets
Land                                              100,000         100,000           -
Building - Not in Service                         300,000         300,000           -
License Fees                                        1,000           1,000           -
Deferred Financial Costs                           56,495          56,495           -
---------------------------------------------------------------------------------------

Total Assets                                    $ 457,912      $  460,470      $    -
---------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Loans Payable                                   $  15,009      $        -      $    -
Accrued Expenses                                    2,200           2,200           -
Due to Stockholders                                14,020          15,020           -
---------------------------------------------------------------------------------------

Total Current Liabilities                          31,229          17,220           -
---------------------------------------------------------------------------------------

Stockholders' Equity
Common Stock - $.001 Par; 20,000,000
Shares Authorized;
       6,242,201 Shares Issued and
       Outstanding as of December 31,
       1999 and June 30, 1999, and
       1,601,201 Shares Issued and
       Outstanding as of June 30, 1998              6,242           6,242      1,601

Additional Paid-In Capital                        509,196         509,196      9,952

Deficit Accumulated During Development
Stage                                             (88,755)        (72,188)   (11,553)
---------------------------------------------------------------------------------------

Total Stockholders' Equity                        426,683         443,250          -
---------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity      $ 457,912       $ 460,470   $      -
---------------------------------------------------------------------------------------


   The accompanying notes are an integral part of this financial statement.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE
PERIOD FROM THE DATE OF INCEPTION (NOVEMBER 7, 1997) TO JUNE 30, 1998
AND 1999 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
--------------------------------------------------------------------------------------------------------
                                                                            Deficit
                                                                            Accumulated
                                       Number                   Addt'l      During          Total
                                         of         Common      Paid-In     Development     Stockholders'
                                       Shares       Stock       Capital     Stage           Equity
---------------------------------------------------------------------------------------------------------

Balance - November 7, 1997                    -     $    -    $       -     $         -     $           -

Initial Capitalization of Company    11,553,100      11,553           -               -            11,553
Recapitalization and 1:7 Reverse
  Stock Split                        (9,951,899)     (9,952)      9,952               -                 -
---------------------------------------------------------------------------------------------------------

Restated Balance After Stock
  Split                               1,601,201       1,601       9,952               -            11,553

Net Loss                                      -           -           -         (11,553)          (11,553)
---------------------------------------------------------------------------------------------------------

Balance - June 30, 1998               1,601,201       1,601       9,952         (11,553)                -

Issuance of Shares in Connection
  with Acquisition of Subsidiary      1,285,000       1,285     399,600               -           400,885

Issuance of Shares in Exchange
  for Cash - Rule 504                 3,356,000       3,356      99,644               -           103,000

Net Loss                                      -           -           -         (60,635)          (60,635)
---------------------------------------------------------------------------------------------------------
Balance - June 30, 1999               6,242,201       6,242     509,196         (72,188)          443,250

Net Loss for Period (Unaudited)               -           -           -         (16,567)          (16,567)
---------------------------------------------------------------------------------------------------------

Balance December 31, 1999             6,242,201     $ 6,242   $ 509,196     $   (88,755)    $     426,683
---------------------------------------------------------------------------------------------------------



   The accompanying notes are an integral part of this financial statement.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM
THE DATE OF INCEPTION (NOVEMBER 7, 1997) TO JUNE 30, 1998
AND 1999 AND FOR THE YEAR ENDED JUNE 30, 1999 AND FOR THE
SIX MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)
---------------------------------------------------------------------------------------

                                            For the Period
                                            From Inception
                                            (November 7,
                                               1997)
                                               Through            June 30,      June 30,
                                            June 30, 1999           1999          1998
----------------------------------------------------------------------------------------

Revenues                                    $           -         $      -      $      -
----------------------------------------------------------------------------------------

Expenses
Equipment                                           4,010            4,010             -
Freight and Delivery                                    -                -             -
Legal and Accounting                               12,107           12,107             -
Organization Costs                                 11,553                -        11,553
Professional                                       13,754           13,754             -
Promotional                                         8,374            8,374             -
Salaries                                           12,000           12,000             -
Software                                              893              893             -
Supplies                                                -                -             -
Telephone                                           1,203            1,203             -
Travel                                              6,900            6,900             -
Utilities                                           1,394            1,394             -
----------------------------------------------------------------------------------------

Total Expenses                                     72,188           60,635        11,553
----------------------------------------------------------------------------------------

Net Loss                                       $  (72,188)      $  (60,635)   $  (11,553)
----------------------------------------------------------------------------------------

Loss Per Common Share - Basic
and Diluted                                    $    (0.01)      $    (0.01)   $        -
----------------------------------------------------------------------------------------

Weighted Average Number of
Shares                                          6,242,201        6,242,201     1,601,201
----------------------------------------------------------------------------------------



   The accompanying notes are an integral part of this financial statement.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM THE
DATE OF INCEPTION (NOVEMBER 7, 1997) TO JUNE 30, 1998 AND 1999
AND FOR THE YEAR ENDED JUNE 30, 1999 AND FOR THE SIX MONTHS
ENDED DECEMBER 31, 1999 (UNAUDITED)
----------------------------------------------------------------------------------------

                                                        (Unaudited)
----------------------------------------------------------------------------------------
                                            For the Period
                                            From Inception
                                            (November 7,          Six Months
                                               1997)                Ended
                                               Through            December 31,  June 30,
                                           December 31, 1999         1999          1998
----------------------------------------------------------------------------------------

Revenues                                   $            -         $      -      $
----------------------------------------------------------------------------------------

Expenses
Equipment                                           5,010            1,000             -
Freight and Delivery                                1,250            1,250             -
Legal and Accounting                               13,107            1,000             -
Organization Costs                                 11,553                -        11,553
Professional                                       19,979            6,225             -
Promotional                                         9,374            1,000             -
Salaries                                           12,000                -             -
Software                                              893                -            -
Supplies                                            2,842            2,842            -
Telephone                                           2,903            1,700             -
Travel                                              7,900            1,000             -
Utilities                                           1,944              550             -
----------------------------------------------------------------------------------------

Total Expenses                                     88,755           16,567        11,553
----------------------------------------------------------------------------------------

Net Loss                                       $  (88,755)      $  (16,567)   $  (11,553)
----------------------------------------------------------------------------------------

Loss Per Common Share - Basic
and Diluted                                    $    (0.01)      $     0.01    $        -
----------------------------------------------------------------------------------------

Weighted Average Number of
Shares                                          6,242,201        6,242,201     1,601,201
----------------------------------------------------------------------------------------



   The accompanying notes are an integral part of this financial statement.

3 E INTERANTIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada



CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM THE
DATE OF INCEPTION (NOVEMBER 7, 1997) TO JUNE 30, 1998 AND 1999
AND FOR THE YEAR ENDED JUNE 30, 1999 AND FOR THE SIX MONTHS
ENDED DECEMBER 31, 1999 (UNAUDITED)
------------------------------------------------------------------------------------------------------------
                                                           For the Period
                                                           From Inception
                                                          (November 7, 1997)
                                                               Through            June 30,       June 30,
                                                            June 30, 1999           1999           1998
------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
Net Loss                                                  $  (72,188)             $  (60,635)    $  (11,553)


Non-Cash Adjustments:
  Organizational Costs Paid By Shareholders                   11,553                       -         11,553
Changes in Assets and Liabilities:
Prepaid Expenses                                              (2,975)                 (2,975)             -
Accrued Expenses                                               2,200                   2,200              -
------------------------------------------------------------------------------------------------------------

Net Cash Flows from Operating Activities                     (61,410)                (61,410)             -
------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Cash Investment in License Fees                                 (115)                   (115)             -
Cash Investment in Deferred Financial Costs                  (56,495)                (56,495)             -
------------------------------------------------------------------------------------------------------------

Net Cash Flows from Investing Activities                     (56,610)                (56,610)             -
------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock                       103,000                 103,000              -
Proceeds from Loans Payable                                        -                       -              -
Loans from Stockholders - Net                                 15,020                  15,020              -
------------------------------------------------------------------------------------------------------------

Net Cash Flows from Financing Activities                     118,020                 118,020              -
------------------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                          -                       -              -
Cash and Cash Equivalents - Beginning of Year                      -                       -              -
------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents - End of Year                   $        -              $        -     $        -
------------------------------------------------------------------------------------------------------------

Supplemental Disclosures
Interest Paid                                             $        -              $        -     $        -
Income Taxes Paid                                         $        -              $        -     $        -

NON-CASH INVESTING AND FINANCING
ACTIVITIES

Issuance of Common Stock in Connection
  With the Acquisition of Subsidiary                      $  400,885              $  400,885     $        -
-----------------------------------------------------------------------------------------------------------




   The accompanying notes are an integral part of this financial statement.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM THE DATE OF
INCEPTION (NOVEMBER 7, 1997) TO JUNE 30, 1998 AND 1999 AND FOR THE YEAR
ENDED JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
(UNAUDITED)
------------------------------------------------------------------------------------------------
                                                                         (Unaudited)
------------------------------------------------------------------------------------------------
                                                           For the Period
                                                           From Inception         Six Months
                                                          (November 7, 1997)        Ended
                                                               Through            December 31,
                                                          December 31, 1999          1999
------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Loss                                                  $  (88,755)             $  (16,567)

Non-Cash Adjustments:
  Organizational Costs Paid By Shareholders                   11,553                       -
Changes in Assets and Liabilities:
Prepaid Expenses                                                   -                  (2,975)
Accrued Expenses                                               2,200                       -
-----------------------------------------------------------------------------------------------

Net Cash Flows from Operating Activities                     (75,002)                (13,592)
-----------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Cash Investment in License Fees                                 (115)                      -
Cash Investment in Deferred Financial Costs                  (56,495)                      -
-----------------------------------------------------------------------------------------------

Net Cash Flows from Investing Activities                     (56,610)                      -
-----------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock                       103,000                       -
Proceeds from Loans Payable                                   15,009                  15,009
Loans from Stockholders - Net                                 14,020                  (1,000)
----------------------------------------------------------------------------------------------

Net Cash Flows from Financing Activities                     132,029                  14,009
----------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                        417                     417
Cash and Cash Equivalents - Beginning of Year                      -                       -
----------------------------------------------------------------------------------------------

Cash and Cash Equivalents - End of Year                   $      417              $      417
----------------------------------------------------------------------------------------------

Supplemental Disclosures
Interest Paid                                             $        -              $        -
Income Taxes Paid                                         $        -              $        -

NON-CASH INVESTING AND FINANCING
ACTIVITIES

Issuance of Common Stock in Connection
  With the Acquisition of Subsidiary                      $  400,885              $        -
-----------------------------------------------------------------------------------------------------------




   The accompanying notes are an integral part of this financial statement.

3 E INTERNATIONAL CORP. & SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------


Note A - The Companies
         The Company was incorporated under the laws of the State of Delaware on April 1, 1998 as Port Development Corp. On November 24, 1998 the Company amended its Articles of Incorporation to officially change its name from Port Development Corp. to 3 E International Corp. and authorized a 1:7 reverse stock split in which seven existing shares were exchanged for one new share, reducing the total shares outstanding from 11,553,100 shares to 1,651,201 shares.

         3 E International Limited (the "Ghana Subsidiary") was incorporated under the Companies Code of the Republic of Ghana on November 7, 1997. On November 24, 1998, the Company exchanged 1,285,000 of its common shares for 100% of the outstanding shares of 3 E International Limited. As a result of this transaction, the Ghana Subsidiary became a wholly owned subsidiary of the Company.

         The Company's principal corporate offices are located in Kitchener, Ontario, Canada.

         Scope of Business
         At the present time, the Company is in the development stage and does not provide any product or services. In October, 1998, the Company was granted a License for Transmission of MMDS Telecommunications by the Ghana Frequency Registration and Control Board of the National Communication Authority of the Republic of Ghana.

         The Company, through its Ghana Subsidiary, intends to operate a 25-30 channel multi-channel multipoint distribution system ("MMDS") to broadcast television in the city of Accra, Ghana, West Africa.

         The Company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Note B - Summary of Significant Accounting Policies
         Method of Accounting
         The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

         The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the year as a whole.

         Principles of Consolidation
         The consolidated financial statements include the accounts of 3 E International Corp. and its wholly owned subsidiary, 3 E
         International, Ltd. All significant inter-company balances and transactions have been eliminated in the consolidation.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results can differ from those estimates.

                                                                - continued -

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies - continued
-----------------------------------------------------------------------------


         Concentrations of Credit Risk
         Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

         Cash and Cash Equivalents
         Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

         Foreign Currency Translation
         The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency.
         Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in consolidated net income.

         Development Stage
         The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The Company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

         Income Taxes
         Deferred taxes are provided in the financial statements for significant temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred tax assets arising from net operating losses incurred during the development stage have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

         Net Income (Loss) Per Common Share
         Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing income available to common stockholders by the weighted average number of common shares outstanding for each period. Share and per share amounts for all periods presented have been adjusted to reflect the recapitalization and reverse stock split. The weighted average shares outstanding for the year ended June 30, 1999 reflects the common stock issued under Rule 504 as outstanding for the entire year since there were no significant operations prior to the stock offering.

Note C - Property and Equipment
         Property and equipment consists of land and a building located in Accra, Ghana, West Africa. The building will contain the operations of the television business. No depreciation has been recorded in the accompanying consolidated financial statements as the building has not been placed in service for its intended use.

3 E INTERNATIONAL CORP. & SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
(A DELAWARE CORPORATION)
Kitchener, Ontario, Canada


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

Note D - Due to Stockholders
         Amounts due to stockholders represent temporary non-interest bearing cash advances to finance operating costs.

Note E - Organizational Expenses
         Organizational expenses represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the corporation. Organizational costs are expensed as incurred per Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

Note F - Stockholders' Equity
         Common Stock
         The Company's securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

         The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

         Initial Capitalization
         The Company had all of its organizational costs paid by the shareholders. The shareholders paid $11,553 for these services for which they received 11,553,100 shares of the Company's common stock.

         Stock Split
         The Board of Directors approved a 1 share for 7 shares reverse stock split. The adjusted shares outstanding after the split are as follows:

         -------------------------------------------------------------------

          Total Outstanding Shares                                11,533,100
          Stock Split                       1 for 7                1,650,442
          Adjust Fractional Shares                                       759
         -------------------------------------------------------------------
          Restated Shares Outstanding                              1,651,201
         -------------------------------------------------------------------


         Common Stock Issued
         The Board of Directors authorized the Company to sell up to 3,300,000 shares of common stock to the insiders at $.01 per share and an additional 775,000 shares to the public at $1.25 per share pursuant to Regulation D, Rule 504 of the Securities and Exchange Act. Stock subscriptions totaling $103,000 (representing 3,356,000 common shares) were received in cash.

         Acquisition of Subsidiary
         The Company issued 1,285,000 shares of its common stock in connection with the acquisition of 3 E